Exhibit A

FOR IMMEDIATE RELEASE

Ceragon Announce New CLH Platform – March 21, 2011

Ceragon Releases New High-Capacity Compact Long-Haul Solution at CTIA 2011

Features more functionality with smaller footprint and lower power consumption

Paramus, New Jersey, March 21, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, announced today the release of the Evolution IP-10 Compact Long Haul (CLH) - a reliable and cost-effective all-indoor microwave system for high capacity long distance applications.

The Evolution IP-10 CLH solution will be presented at CTIA, March 22 - 24, Orange County Convention Center, Orlando, Florida, Booth 1259. Click here to view the product brochure.

Optimized for the North American market, Ceragon’s Evolution IP-10 CLH allows operators to deploy high capacity, long haul microwave systems in locations where rack space and shelter real-estate are limited. This solution is designed to suite a variety of markets including telecom carriers, utilities, transportation companies, State and local government, enterprise and more. Supporting Ethernet traffic at up to 1.4Gbps per channel, Ceragon’s Evolution IP-10 CLH offers exceptionally high transmit power and occupies only 3 Rack Units for a 1+1/2+0 system configuration. This results in a quick and simple installation process.

 “The new Evolution IP-10 CLH strengthens our long-haul solutions portfolio and broadens our offering for North America” said Ira Palti, President and CEO of Ceragon Networks. “With this system, carriers and private network operators gain all the advantages of a robust, multi-radio, all indoor solution – but with a much smaller footprint, low power consumption and energy efficiency features. Complemented by our unique “Rack & Stack” design, the Evolution IP-10 CLH is an impressive piece of engineering”.

  Ceragon’s Evolution IP-10 CLH wraps a powerful energy-efficient, low footprint radio system with Ceragon’s field proven FibeAir® IP-10. The solution provides a green alternative with operating simplicity, adaptive power technology for energy conservation and radio configuration flexibility: 1+0/2+0 and 1+1/2+2. Simple to install and maintain, Ceragon’s Evolution IP-10 CLH allows for easy expansion and migration from legacy TDM to next generation all-IP networks.

Key Features of the Evolution IP-10 CLH include:

•	Highest possible capacity and efficiency for Ethernet traffic with up to 1.4Gbps per channel

•	Robust, redundant equipment design for maximum network availability

•	Advanced radio features with high system gain and errorless adaptive power modulation

•	Unique “Rack & Stack” design providing simplified and flexible network design, installation and maintenance – significantly reducing CAPEX and OPEX

•	MEF-9 and MEF-14 Certified

•	Operates at 5.8, 6L, 6H, 7, 8, 11 GHz licensed and unlicensed bands using channel bandwidths of 5, 10, 20, 30, 40 MHz

•	Optimized for risk free migration from TDM to all-IP networks

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com .